

Mail Stop 3720

September 24, 2015

Miguel Dotres
President and Chief Executive Officer
DAS Acquisition, Inc.
15321 NW 60th Ave Suite 1692
Miami Lakes, FL 33014

> **Re:** **DAS Acquisition, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-205761**

Dear Mr. Dotres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2015 letter.

General

1. We note throughout your document references to other blank check entities that Mr. Dotres has been affiliated with in the past (e.g. pages 4, 5, 20, 28, 29, etc.). Please consider removing repetitious passages and consolidating these disclosures into one location within your prospectus, such as in the "Background of Directors, Executive Officers, Promoters, and Control Persons" section. Please also consider presenting this consolidated information in a tabular format, detailing information such as: the names of the registrants, the dates of registration, file numbers, company status after a change of control, and the past and present nature of Mr. Dotres' interest in these entities.

Registration Statement Front Cover Page

2.   We note your response to comment 1. Please revise your Calculation of Registration Fee table to indicate in the second column the number of total shares to be registered as part of this offering. It appears that the common stock new issue row should read "1,000,000" while the common stock current shareholders row should read "12,000,000."

Prospectus Outside Front Cover Page

3.   Please modify the heading listing "9,000,000 Shares of Common Stock" to be offered as part of this registration statement as it appears that the offering total is 13 million shares in total.

Description of Property, page 22

4.   We note your response to comment 5. Please revise the corporate office location provided on page 22 with the address disclosed throughout the rest of your filing and exhibits.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            /s/ Celeste M. Murphy for

                                            Larry Spirgel
                                            Assistant Director
                                            AD Office 11 – Telecommunications

cc: Harold Gewerter, Esq.
        Gewerter & Dowling